Commission File Number:  1-13984

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K   ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
Full Name of Registrant:

2070 Central Park Avenue
Address of Principal Executive Office (Street and Number)

Yonkers, NY 10710
City, State and Zip Code

PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR  or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Brooklyn Cheesecake and Desserts Company, Inc. (the “Company”) is filing this report for a 15-day extension for filing its Annual Report on Form 10-K for the period ended December 31, 2012. The Company was unable to file its Form 10-K within the prescribed time period due to the need for additional time to prepare and review its financial statements, including the notes thereto for the year ended December 31, 2012. Such delay could not be eliminated by the Company without unreasonable effort and expense. The Company intends to file its Form 10-K on or before the extended deadline of April 16, 2013.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Anthony Merante	914	361-1420
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject reportportion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Brooklyn Cheesecake & Desserts Company, Inc.
(Name of Registrant as Specified in Charter)

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2013	By:	/s/ Anthony J. Merante
Anthony J. Merante President, Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).